# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THOR INDUSTRIES INC, CIK 0000730263
CUSIP: 885160101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 52700 INDEPENDENCE COURT, ELKHART, Indiana (IN), 46514
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001034541

## Reporting persons
- TIMUCUAN ASSET MANAGEMENT INC/FL: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 2,674,398; sole dispositive power 0; shared dispositive power 2,674,398; aggregate amount beneficially owned 2,674,398 (5% of the class)
- Timucuan Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 545,600; sole dispositive power 0; shared dispositive power 545,600; aggregate amount beneficially owned 545,600 (1% of the class)
- Russell B. Newton, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 545,600; sole dispositive power 0; shared dispositive power 545,600; aggregate amount beneficially owned 545,600 (1% of the class)

## Item 1. Issuer
Name of issuer: THOR INDUSTRIES INC
Address of issuer's principal executive offices: 52700 INDEPENDENCE COURT, ELKHART, INDIANA, 46514.

## Item 2. Person Filing
Name of person filing:
1. Timucuan Asset Management Inc with respect to Common Stock directly owned by it.
2. Timucuan Fund, L.P. with respect to Common Stock directly owned by it.
3. Russell B. Newton, III, as General Partner of the General Partner of Timucuan Fund, L.P., with respect to Common Stock directly owned by Timucuan Fund, L.P.
Address of principal business office or, if none, residence: Address of each of the Reporting Persons is 200 West Forsyth Street, Suite 1600, Jacksonville, FL 32202
Citizenship: Timucuan Asset Management Inc is a Florida corporation. Timucuan Fund, L.P. is a Delaware limited partnership. Russell B. Newton, III is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1. Timucuan Asset Management Inc: 2,674,398
2. Timucuan Fund, L.P. : 545,600
3. Russell B. Newton, III: 545,600
Percent of class:
1. Timucuan Asset Management Inc: 5.03%
2. Timucuan Fund, L.P. : 1.03%
3. Russell B. Newton, III: 1.03%
Sole power to vote or to direct the vote:
1. Timucuan Asset Management Inc: 0
2. Timucuan Fund, L.P. : 0
3. Russell B. Newton, III: 0
Shared power to vote or to direct the vote:
1. Timucuan Asset Management Inc: 2,674,398
2. Timucuan Fund, L.P. : 545,600
3. Russell B. Newton, III: 545,600
Sole power to dispose or to direct the disposition:
1. Timucuan Asset Management Inc: 0
2. Timucuan Fund, L.P. : 0
3. Russell B. Newton, III: 0
Shared power to dispose or to direct the disposition:
1. Timucuan Asset Management Inc: 2,674,398
2. Timucuan Fund, L.P. : 545,600
3. Russell B. Newton, III: 545,600

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Timucuan Asset Management Inc., as the investment manager of separately managed client accounts, has the power to direct the voting and disposition of such shares held in such accounts. Russell B. Newton, III, as General Partner of the General Partner of the Timucuan Fund, L.P., has the power to direct the voting and disposition of shares held by Timucuan Fund, L.P.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TIMUCUAN ASSET MANAGEMENT INC/FL: Russell B. Newton, III, Chairman (08/01/2025)
- Timucuan Fund, L.P.: Russell B. Newton, III, General Parnter (08/01/2025)
- Russell B. Newton, III: Russell B. Newton, III, Individual (08/01/2025)